EXHIBIT 99.2

I N VEST O R C A LL Six - Month TRAILHEAD Data Update Reduced muscle fat fraction, increased total effort, stable strength and favorable safety profile following treatment with SAT - 3247 July 8, 2026 · NASDAQ: MSLE · TSX: MSCL R E GE NE RAT IN G M USCLE F ROM W ITHIN

© 2026 Satellos Bioscience Legal Disclaimers This presentation includes forward - looking information or forward - looking statements within the meaning of applicable securities laws regarding Satellos and its business, which may include, but are not limited to, statements regarding the anticipated benefits to patients from a small molecule treatment for Duchenne ; the advancement SAT - 3247 through clinical trials, including the BASECAMP and TRAILHEAD studies and the expected timing of enrollment and data ; the potential of Satellos’ approach in other degenerative muscle diseases and its plans to pursue those opportunities ; SAT - 3247 ’s prospective impact on Duchenne patients, patients with other degenerative muscle disease or muscle injury or trauma, and on muscle regeneration generally ; and Satellos’ technologies and drug development plans . All statements that are, or information which is, not historical facts, including without limitation, statements regarding future estimates, plans, programs, forecasts, projections, objectives, assumptions, expectations or beliefs of future performance, occurrences or developments, are “forward - looking information or statements . ” Often, but not always, forward - looking information or statements can be identified by the use of words such as “shall”, “intends”, “believe”, “plan”, “expect”, “intend”, “estimate”, “anticipate”, “potential”, “prospective”, “assert” or any variations (including negative or plural variations) of such words and phrases, or state that certain actions, events or results “may”, “might”, “can”, “could”, “would” or “will” be taken, occur, lead to, result in, or, be achieved . Such statements are based on the current expectations and views of future events of the management of Satellos . These statements are based on assumptions and subject to risks and uncertainties . In making forward - looking statements, Satellos has relied on various assumptions, including, but not limited to : its ability to obtain future funding on favorable terms, if at all ; obtaining positive results in its clinical trials ; its ability to obtain necessary regulatory approvals ; its ability to arrange for the manufacturing of its product candidates and technologies ; and general business, market and economic conditions . Although management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect . The forward - looking events and circumstances discussed in this presentation, may not occur and could differ materially as a result of known and unknown risk factors and uncertainties affecting Satellos, including, without limitation, risks relating to the pharmaceutical and bioscience industry (including the risks associated with preclinical and clinical trials and regulatory approvals), the research and development of therapeutics, the results of preclinical and clinical trials, general market conditions and equity markets, economic factors and management’s ability to manage and to operate the business of Satellos generally, including inflation and the costs of operating a biopharma business, and those risks and uncertainties described in more detail in the “Risk Factors” section of Satellos’ Annual Information Form dated March 27 , 2026 (which is located on Satellos’ profile at www . sedarplus . ca) and in Satellos’ public filings on SEDAR+ (sedarplus . ca) and EDGAR (sec . gov) . Although Satellos has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward - looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended . Accordingly, readers should not place undue reliance on any forward - looking statements or information . No forward - looking statement can be guaranteed . Except as required by applicable securities laws, forward - looking statements speak only as of the date on which they are made and Satellos does not undertake any obligation to publicly update or revise any forward - looking statement, whether resulting from new information, future events, or otherwise . Information herein is subject to change without notice and is based on publicly available information, internally developed data and other sources . Where any opinion or belief is expressed in this presentation, it is based on the assumptions and limitations mentioned herein and is an expression of present opinion or belief only . No warranties or representations can be made as to the origin, validity, accuracy, completeness, currency or reliability of the information . The public disclosure records of Satellos are expressly not incorporated by reference into this presentation . Satellos disclaims and excludes all liability (to the extent permitted by law), for losses, claims, damages, demands, costs and expenses of whatever nature arising in any way out of or in connection with the information in this presentation, its accuracy, completeness or by reason of reliance by any person on any of it . The industry data, forecasts and other information prepared by third parties presented in this presentation, except where otherwise noted, has been compiled from industry sources and participants which, although not independently verified by Satellos, are considered by Satellos to be reliable sources of information . References in this presentation to reports or articles should not be construed as depicting the complete findings of the entire referenced report or article and such report or article is expressly not incorporated by reference into this presentation . Satellos makes no representation or warranty as to the accuracy or completeness of any data or information prepared by third parties included in this presentation and Satellos assumes no liability whatsoever relating to or resulting from such data or information or the use thereof, errors therein or omissions therefrom . 2 RE G E NE R A TI N G M US CL E FRO M W ITHIN

© 2026 Satellos Bioscience

CLINICAL PROGRAM

TRAILHEAD: Open-Label Study in Adults with Duchenne

DESIGN

Population	Adult males ≥16 years of age with confirmed DMD diagnosis and confirmed mutation in DMD gene; up to 30 expected to be enrolled (Australia & U.S.)
Dose	SAT-3247 60 mg oral, 5-days-on / 2-days-off, for up to 12 months
Primary endpoints	Long-term safety & tolerability; biceps brachii fat fraction by MRI at 12 months
Other endpoints	Muscle composition (MRI), muscle force (dynamometry), physical activity and function (PUL2.0, sensors), pulmonary, QoL, health economic impact, proteomics

THIS READOUT

4
adults who completed CL-101

21–28
years of age

186
days mean drug exposure

100%
compliance

SAT-3247 is an investigational agent not yet approved in any country or region satellos

REGENERATING MUSCLE FROM WITHIN™

3

© 2026 Satellos Bioscience

6-MONTH READOUT

A Consistent Picture of Stable or Improving Outcomes

Six-month findings in four adults (aged 21–28) with Duchenne who originally enrolled in CL-101 — one of the most challenging populations in which to show treatment effects.

Favorable

Safety profile — no serious treatment-emergent adverse events (TEAEs), 100% compliance

−3.7%

MRI muscle fat fraction — reduced in all four participants

+~34%

Total effort (TE99C) — increased in all four participants

~2×

Handgrip near-doubling during CL-101 maintained

KEY TAKEAWAY

Across muscle composition, effort, strength, and safety, demonstrated outcomes were stable or improving through six months of SAT-3247 treatment.

SAT-3247 is an investigational agent not yet approved in any country or region satellos

REGENERATING MUSCLE FROM WITHIN™

4

© 2026 Satellos Bioscience

SAFETY & TOLERABILITY

SAT-3247 Well Tolerated; Favorable Safety Profile Maintained Through Six Months

0

serious TEAEs

0

TEAEs leading to withdrawal or discontinuation

100%

treatment compliance

186

days mean drug exposure

KEY TAKEAWAY

No serious or treatment-limiting safety signals were observed — supporting continued clinical evaluation of SAT-3247.

*Data as of 18 May 2026

SAT-3247 is an investigational agent not yet approved in any country or region satellos

REGENERATING MUSCLE FROM WITHIN™

5

© 2026 Satellos Bioscience M U S C L E C OM P OS IT ION MRI Muscle Fat - Fraction Improved in All Participants Mean Changes - 3.7 0 - 1 - 2 - 3 - 4 - 5 - 6 - 7 Dixon (%) Mean Change (% “ SD) Individual participants Natural History of Elbow Flexor Fat - Fraction 1 Individual Values and Changes Muscle MRI Fat Fraction (%) Change Month 5 Baseline - 6.2% 75.3% 81.4% Participant 1 - 0.9% 34.4% 35.3% Participant 2 - 5.8% 22.1% 27.9% Participant 3 - 1.9% 52.2% 54.1% Participant 4 - 3.7 “ 2.7% 46.0 “ 23.1% 49.7 “ 23.9% Mean “ SD CL - 101 and TRAILHEAD ages TRAILHEAD Baseline FF 1 Naarding KJ, et al. Neurology 2021. 97:e1737 - e1742 Elbow flexor muscles included biceps and brachialis muscles Improvement KEY TAKEAWAY Muscle fat fraction showed a decrease in every participant, compared with a 5.9% 1 annual increase reported in natural history studies. 6 RE G E NE R A TI N G M US CL E FRO M W ITHIN SAT - 3247 is an investigational agent not yet approved in any country or region

© 2026 Satellos Bioscience R E AL - W O RL D F UNCT I O N Total Effort (TE99C) Improved Over Six Months +~34% From mean 16.1 joules/kg at baseline to 21.6 at month 6; increases observed in all four participants TE99C (99th - percentile total effort) is captured continuously at home by the SYSNAV Syde® medical - grade wearable KEY TAKEAWAY Demonstrated increase in maximum effort in every participant — an emerging real - world activity signal that complements the imaging and strength findings. Total Effort (99 th Percentile) Change from CL - 101 Baseline 5.47 0 2 4 6 8 10 12 14 Change from Baseline (J/kg “ SD) Mean Change Individual participants Improvement 7 RE G E NE R A TI N G M US CL E FRO M W ITHIN SAT - 3247 is an investigational agent not yet approved in any country or region

© 2026 Satellos Bioscience

MUSCLE STRENGTH

Upper-Extremity Strength Maintained

The near-doubling of handgrip strength seen in the 28-day CL-101 study was maintained through six months of TRAILHEAD follow-up.



Handgrip Strength
Handgrip Strength (kg)
12
10
8
6
4
2
0
-2
CL-101
TRAILHEAD
Time off SAT-3247:
7-11 months
Dominant
Non-Dominant
Baseline
Day 28
Baseline
Day 56
Day 140

STABLE ACROSS ALL MUSCLE GROUPS

- ✓ Handgrip
- ✓ Elbow
- ✓ Shoulder

SAT-3247 is an investigational agent not yet approved in any country or region

KEY TAKEAWAY

Strength demonstrated stability across every measure, with previously reported near-doubling handgrip strength preserved, not the decline expected in untreated adults.

satellos

REGENERATING MUSCLE FROM WITHIN™

8

© 2026 Satellos Bioscience BI O M A RKE RS CK levels in TRAILHEAD are lower than those observed in CL - 101 After 28 days in CL - 101 , an interval of 7 - 11 months, and 140 days in TRAILHEAD SAT - 3247 is an investigational agent not yet approved in any country or region Serum CK Mean Serum Creatine Kinase (CK) Concentrations Demonstrated 38% Decline Mean CK declined 38% from CL - 101 baseline (2130 u/l) through month 6 in TRAILHEAD (1315 u/l). Time off SAT - 3247: 7 - 11 months 9 RE G E NE R A TI N G M US CL E FRO M W ITHIN

© 2026 Satellos Bioscience

FUNCTIONAL ASSESSMENTS

Performance of Upper Limb (PUL 2.0) Function Maintained


PUL 2.0
Mean PUL2.0 Total Score
50
40
30
20
10
0
21.8
22.3
TRAILHEAD Baseline
TRAILHEAD Day 140

2 participants

improved by 1 point

2 participants

remained stable

SAT-3247 is an investigational agent not yet approved in any country or region

KEY TAKEAWAY

In the natural history of DMD, PUL2.0 function is generally expected to decline over time.[1]

[1]Pane M, et al. *J Neuromuscul Dis.* 2023.

satellos
REGENERATING MUSCLE FROM WITHIN™
10

© 2026 Satellos Bioscience PA T I EN T - RE P O RT E D O UT CO M E S Patient Reported Quality - of - life Measure (PedsQL) Scores Demonstrated Improvement 71.53 78.47 0 10 20 30 40 50 60 70 100 90 80 Mean PedsQL Mean Total Score (score “ SD) CL - 101 Baseline TRAILHEAD Day 140 +6.94 Mean PedsQL - MFS scores increased (CL - 101 baseline → month 6 in TRAILHEAD) 11 RE G E NE R A TI N G M US CL E FRO M W ITHIN PedsQL designed to quantify fatigue and adapted for adults SAT - 3247 is an investigational agent not yet approved in any country or region

© 2026 Satellos Bioscience

"

Adults living with DMD continue to experience progressive muscle loss, making improvement in fat fraction and total effort promising, and stability across multiple clinically relevant measures as observed with SAT-3247 treatment makes these findings potentially clinically meaningful. Although the study is small, the consistency across measures of strength, muscle composition, effort, quality of life and safety is highly encouraging for the ongoing clinical evaluation of SAT-3247 in TRAILHEAD and BASECAMP.

Perry Shieh, MD, PhD, FAAN · Professor of Neurology and Pediatrics, David Geffen School of Medicine at UCLA

satellos
REGENERATING MUSCLE FROM WITHIN™
12

© 2026 Satellos Bioscience

PATH FORWARD

Encouraging for BASECAMP — Upcoming Catalysts

"We believe these findings continue to show the biological activity of SAT-3247…potentially encouraging for BASECAMP, where a pediatric DMD population with greater remaining muscle mass may offer additional opportunity to demonstrate the clinical potential of SAT-3247."
— Frank Gleeson, Co-Founder & CEO

Q3 2026

Expected to complete BASECAMP enrollment; expected to initiate U.S. clinical sites for TRAILHEAD

Q4 2026

BASECAMP topline data expected — pediatric proof-of-concept and key value inflection

Q4 2026

TRAILHEAD 12-month primary readout expected; potential FDA engagement on a path forward subject to 12-month data

KEY TAKEAWAY

A differentiated, dystrophin-independent mechanism with clear near-term catalysts — anticipate completing BASECAMP enrollment and initiating U.S. TRAILHEAD sites in Q3 2026.

satellos

REGENERATING MUSCLE FROM WITHIN™

13

RE G E NE R A TI N G M US CL E FRO M W ITHIN © 2026 Satellos Bioscience THE RO A D A HE A D Reimagine how Duchenne muscular dystrophy is treated Regenerate muscle with an oral, once - daily medicine Realize a new future for patients and families